Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp to Announce Third Quarter Results on February 12, 2015

VANCOUVER, British Columbia – January 26, 2015 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) announces that its unaudited financial and operating results for the period ended December 31, 2014 will be released on Thursday, February 12, 2015 after market close.

About Silvercorp
Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca